UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

____________________

FORM SD

Specialized Disclosure Report

____________________

Pulse Biosciences, Inc.

(Exact name of registrant as specified in its charter)

____________________

Delaware	001-37744	46-5696597
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3957 Point Eden Way

Hayward, California 94545

(Address of principal executive offices, including zip code)

Sandra A. Gardiner

Executive Vice President and Chief Financial Officer

(510) 906-4600

(Name and telephone number, including area code, of the person to contact in connection with this report)

____________________

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019

Section 1.    Conflict minerals disclsosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of Pulse Biosciences, Inc.’s (the Company’s) Conflict Minerals Report for the reporting period January 1, 2019 to December 31, 2019 is provided as Exhibit 1.01 hereto and is publicly available at www.pulsebiosciences.com. The Company’s determination and related disclosures relating to materials that may come from the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia or Angola or from recycled and scrap sources that are included in the Company’s Conflict Minerals Report and incorporated by reference herein

Item 1.02 Exhibit

In accordance with Rule 13p-1, and this Form SD, the Company is hereby filing its Conflict Minerals Report for the calendar year ended December 31, 2019 as Exhibit 1.01 to this report.

Section 2.    Exhibits

The following exhibits are filed as part of this report:

Item 2.01 Exhibits

Exhibit 1.01 — 2019 Conflict Minerals Report of Pulse Biosciences, Inc. as required by Items 1.01 and 1.02 of this Form SD.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Pulse Biosciences, Inc.

By:	/s/ Sandra A. Gardiner
Sandra A. Gardiner Chief Financial Officer, Executive Vice President of Finance and Administration, Secretary and Treasurer (Principal Financial and Accounting Officer)

Date: May 29, 2020

EXHIBIT INDEX

Exhibit No.	Description
1.01	2019 Conflict Minerals report of Pulse Biosciences Inc. as required by Items 1.01 and 1.02 of this Form SD.